Exhibit 99.1

CRESCO LABS INC.
UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
AS OF AND FOR THE THREE AND NINE MONTHS ENDED
SEPTEMBER 30, 2026 AND 2025
(Expressed in United States Dollars)

CRESCO LABS INC.

INDEX TO UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Cresco Labs Inc. Unaudited Condensed Interim Consolidated Balance Sheets As of September 30, 2026 and December 31, 2025 (In thousands of United States Dollars, except share amounts)

	September 30, 2026	December 31, 2025
ASSETS		(audited)
Current assets:
Cash and cash equivalents[1]	$41,169	$57,902
Restricted cash	31,405	33,184
Accounts receivable, net	38,797	37,887
Inventory, net	107,464	98,666
Prepaid expenses	12,626	11,725
Other current assets	15,338	19,909
Total current assets	246,799	259,273
Non-current assets:
Property and equipment, net[1]	320,772	327,192
Right-of-use assets - operating, net[1]	91,409	86,773
Right-of-use assets - finance, net	11,181	12,947
Intangible assets, net[1]	317,470	275,342
Goodwill	220,994	208,173
Deferred tax asset	27,812	13,501
Other non-current assets	16,620	14,099
Total non-current assets	1,006,258	938,027
TOTAL ASSETS	$1,253,057	$1,197,300
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$18,271	$16,540
Accrued liabilities	58,403	58,017
Short-term borrowings, net	12,034	10,784
Current portion of operating lease liabilities	12,221	9,793
Current portion of finance lease liabilities	2,876	2,480
Deferred and contingent consideration, short-term	4,957	2,566
Total current liabilities	108,762	100,180
Non-current liabilities:
Long-term notes and loans payable, net[1]	453,551	417,095
Operating lease liabilities[1]	127,256	125,743
Finance lease liabilities	16,076	18,269
Deferred tax liability	18,828	33,619
Deferred and contingent consideration, long-term	6,470	5,815
Tax receivable agreement liability	66,115	71,603
Uncertain tax position liability	202,792	171,474
Other long-term liabilities	1,000	1,000
Total non-current liabilities	892,088	844,618
TOTAL LIABILITIES	$1,000,850	$944,798
COMMITMENTS AND CONTINGENCIES (Note 12)
SHAREHOLDERS’ EQUITY
Super Voting Shares, no par value; Unlimited shares authorized; 500,000 shares issued and outstanding at September 30, 2026 and December 31, 2025
Subordinate Voting Shares, no par value; Unlimited shares authorized; 361,070,918 and 343,232,815 issued and outstanding at September 30, 2026 and December 31, 2025, respectively
Proportionate Voting Shares[2], no par value; Unlimited shares authorized; 16,108,482 and 16,298,484 issued and outstanding at September 30, 2026 and December 31, 2025, respectively
Special Subordinate Voting Shares[3], no par value; Unlimited shares authorized; 1,589 shares issued and outstanding at September 30, 2026 and December 31, 2025
Share capital	1,741,670	1,722,277
Additional paid-in-capital	121,509	120,047
Accumulated other comprehensive loss	(2,041)	(1,631)
Accumulated deficit	(1,511,418)	(1,500,244)
Equity of Cresco Labs Inc.	349,720	340,449
Non-controlling interests	(97,513)	(87,947)
TOTAL SHAREHOLDERS’ EQUITY	252,207	252,502
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$1,253,057	$1,197,300
1See Note 14 “Variable Interest Entities” for amounts related to variable interest entities.
2Proportionate Voting Shares (“PVS”) presented on an “as-converted” basis to Subordinate Voting Shares (“SVS”) (1-to-200)
3Special Subordinate Voting Shares (“SSVS”) presented on an “as-converted” basis to SVS (1-to-0.00001)
The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

Cresco Labs Inc.
Unaudited Condensed Interim Consolidated Statements of Operations and Comprehensive Loss
For the Three and Nine Months Ended September 30, 2026 and 2025
(In thousands of United States Dollars, except share and per share amounts)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2026	2025	2026	2025
Revenues, net	$172,782	$164,913	$497,448	$494,294

Cost of goods sold	93,296	85,553	255,566	253,047

Gross profit	79,486	79,360	241,882	241,247

Operating expenses:
Selling, general, and administrative	68,824	59,167	206,686	182,058
Impairment loss	—	2,365	—	11,630

Total operating expenses	68,824	61,532	206,686	193,688

Income from operations	10,662	17,828	35,196	47,559

Other (expense) income, net:
Interest expense, net	(15,666)	(14,140)	(45,698)	(42,015)
Other income (expense), net	181	(13,789)	(712)	(13,819)

Total other expense, net	(15,485)	(27,929)	(46,410)	(55,834)
Loss before income taxes	(4,823)	(10,101)	(11,214)	(8,275)
Income tax expense	(9,710)	(11,867)	(4,964)	(42,820)
Net loss	$(14,533)	$(21,968)	$(16,178)	$(51,095)
Net loss attributable to non-controlling interests, net of tax	(2,092)	(4,914)	(7,461)	(3,275)
Net loss attributable to Cresco Labs Inc.	$(12,441)	$(17,054)	$(8,717)	$(47,820)

Net loss per share - attributable to Cresco Labs Inc. shareholders:
Basic and diluted loss per share	$(0.03)	$(0.05)	$(0.02)	$(0.14)
Basic and diluted weighted-average shares outstanding	372,901,878	355,538,392	369,369,174	353,378,175

Comprehensive loss:
Net loss	$(14,533)	$(21,968)	$(16,178)	$(51,095)
Foreign currency translation differences, net of tax	16	(234)	(410)	408
Total comprehensive loss for the period	(14,517)	(22,202)	(16,588)	(50,687)
Comprehensive loss attributable to non-controlling interests, net of tax	(2,092)	(4,914)	(7,461)	(3,275)
Total comprehensive loss attributable to Cresco Labs Inc.	$(12,425)	$(17,288)	$(9,127)	$(47,412)
The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

Cresco Labs Inc.
Unaudited Condensed Interim Consolidated Statements of Changes in Shareholders’ Equity
For the Three and Nine Months Ended September 30, 2026 and 2025
(In thousands of United States Dollars)

	Share capital	Additional paid-in capital	Accumulated other comprehensive loss, net of tax	Accumulated deficit	Non-controlling interests	Total
Balance as of July 1, 2026	$1,737,426	$122,302	$(2,057)	$(1,498,977)	$(95,344)	$263,350
Issuance of vested restricted stock units	3,621	(3,621)	—	—	—	—
Share-based compensation	—	4,067	—	—	—	4,067
Employee taxes withheld on certain share-based payment arrangements	—	(591)	—	—	—	(591)
Payable pursuant to tax receivable agreements	(1)	—	—	—	—	(1)
Equity issuances related to business combinations	624	—	—	—	—	624
Net change in tax distribution accrual	—	(648)	—	—	—	(648)
Tax distributions to non-controlling interest holders, net of adjustments	—	—	—	—	317	317
Excess cash distributions to non-controlling interest holders	—	—	—	—	(394)	(394)
Foreign currency translation	—	—	16	—	—	16
Net loss	—	—	—	(12,441)	(2,092)	(14,533)
Ending balance as of September 30, 2026	$1,741,670	$121,509	$(2,041)	$(1,511,418)	$(97,513)	$252,207
Balance as of January 1, 2026	$1,722,277	$120,047	$(1,631)	$(1,500,244)	$(87,947)	$252,502
Exercise of stock options	7	(3)	—	—	—	4
Issuance of vested restricted stock units	10,066	(10,066)	—	—	—	—
Share-based compensation	—	13,201	—	—	—	13,201
Employee taxes withheld on certain share-based payment arrangements	(1)	(2,273)	—	—	—	(2,274)
Payable pursuant to tax receivable agreements	3	—	—	—	—	3
Equity issuances	95	—	—	—	—	95
Equity issuances related to business combinations	7,763	—	—	—	—	7,763
Net change in tax distribution accrual	—	603	—	—	—	603
Tax distributions to non-controlling interest holders	—	—	—	—	(1,569)	(1,569)
Excess cash distributions to non-controlling interest holders	—	—	—	—	(1,633)	(1,633)
Non-controlling interests, net change in capital	100	—	—	—	—	100
Cresco LLC shares redeemed	1,360	—	—	(2,457)	1,097	—
Foreign currency translation	—	—	(410)	—	—	(410)
Net loss	—	—	—	(8,717)	(7,461)	(16,178)
Ending balance as of September 30, 2026	$1,741,670	$121,509	$(2,041)	$(1,511,418)	$(97,513)	$252,207
The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

Cresco Labs Inc.
Unaudited Condensed Interim Consolidated Statements of Changes in Shareholders’ Equity
For the Three and Nine Months Ended September 30, 2026 and 2025
(In thousands of United States Dollars)

	Share capital	Additional paid-in capital	Accumulated other comprehensive loss, net of tax	Accumulated deficit	Non-controlling interests	Total
Balance as of July 1, 2025	$1,716,641	$119,342	$(1,590)	$(1,389,919)	$(83,562)	$360,912
Issuance of vested restricted stock units	394	(394)	—	—	—	—
Share-based compensation	—	2,226	—	—	—	2,226
Payable pursuant to tax receivable agreements	4	—	—	—	—	4
Net change in tax distribution accrual	—	(90)	—	—	—	(90)
Tax distributions to non-controlling interest holders	—	—	—	—	(86)	(86)
Excess cash distributions to non-controlling interest holders	—	—	—	—	(593)	(593)
Cresco LLC shares redeemed	1,024	—	—	(2,014)	990	—
Foreign currency translation	—	—	(234)	—	—	(234)
Net loss	—	—	—	(17,054)	(4,914)	(21,968)
Ending balance as of September 30, 2025	$1,718,063	$121,084	$(1,824)	$(1,408,987)	$(88,165)	$340,171
Balance as of January 1, 2025	$1,706,822	$122,750	$(2,232)	$(1,352,486)	$(86,678)	$388,176
Issuance of vested restricted stock units	6,400	(6,400)	—	—	—	—
Share-based compensation	—	7,158	—	—	—	7,158
Employee taxes withheld on certain share-based payment arrangements	(2)	(688)	—	—	—	(690)
Payable pursuant to tax receivable agreements	16	—	—	—	—	16
Equity issued related to settlement of acquisition related contingent consideration	500	—	—	—	—	500
Equity issuances for consulting services	396	—	—	—	—	396
Net change in tax distribution accrual	—	(1,736)	—	—	—	(1,736)
Tax distributions to non-controlling interest holders	—	—	—	—	(959)	(959)
Excess cash distributions to non-controlling interest holders	—	—	—	—	(2,003)	(2,003)
Cresco LLC shares redeemed	3,931	—	—	(8,681)	4,750	—
Foreign currency translation	—	—	408	—	—	408
Net loss	—	—	—	(47,820)	(3,275)	(51,095)
Ending balance as of September 30, 2025	$1,718,063	$121,084	$(1,824)	$(1,408,987)	$(88,165)	$340,171
The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

Cresco Labs Inc. Unaudited Condensed Interim Consolidated Statements of Cash Flows For the Nine Months Ended September 30, 2026 and 2025 (In thousands of United States Dollars)

	Nine Months Ended September 30,
	2026	2025
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(16,178)	$(51,095)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	40,293	37,953
Amortization of operating lease assets	6,004	5,490
Share-based compensation expense	13,201	7,580
Gain on adjustments in fair value of intangibles	—	(4,000)
Loss on inventory write-offs	1,459	1,699
Change in deferred taxes	(29,002)	164
Accretion of discount and deferred financing costs on debt arrangements	2,214	3,413
Loss on debt extinguishment	—	16,363
Loss on disposals of property and equipment	2,005	2,227
Impairment loss	—	11,630
Other noncash adjustments	1,002	(228)
Changes in operating assets and liabilities, net of acquisitions:
Accounts receivable	(3,242)	8,866
Inventory	(3,020)	(13,934)
Prepaid expenses and other assets	34	(4,512)
Accounts payable and accrued liabilities	(3,199)	(2,001)
Operating lease liabilities	(7,171)	(7,238)
Income taxes payable	31,523	33,081
NET CASH PROVIDED BY OPERATING ACTIVITIES	35,923	45,458
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of property and equipment	(21,916)	(26,122)
Purchase of intangibles	(4,140)	(1,767)
Payment of acquisition consideration, net of cash acquired	(41,511)	(1,750)
Proceeds from other investing activities	502	2,177
NET CASH USED IN INVESTING ACTIVITIES	(67,065)	(27,462)
CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from Revolving Credit Facility	28,411	—
Proceeds from the issuance of long-term debt	—	312,000
Payment of debt prepayment and debt extinguishment costs	—	(7,000)
Repayment of debt	—	(360,000)
Tax distribution payments in accordance with the tax receivable agreement	(6,237)	(4,251)
Tax distributions to non-controlling interest redeemable unit holders and other members	(1,569)	(959)
Excess cash distributions to non-controlling interest redeemable unit holders and other members	(1,633)	(2,003)
Payment of debt issuance costs	(2,001)	(14,368)
Principal payments on finance lease obligations	(4,283)	(3,483)
Payments for other financing activities	(42)	(231)
NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES	12,646	(80,295)
Effect of exchange rate changes on cash and cash equivalents	(14)	—
Net (decrease) increase in cash and cash equivalents	(18,510)	(62,299)
Cash and cash equivalents and restricted cash, beginning of period	94,335	144,255
Cash and cash equivalents, end of period	41,169	45,413
Restricted cash, end of period	31,405	33,292
Restricted cash included in other non-current assets, end of period	3,251	3,251
Cash and cash equivalents and restricted cash, end of period	$75,825	$81,956

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:

CASH PAID DURING THE PERIOD FOR:
Income tax, net	$2,444	$9,448
Interest	44,341	41,225

NON-CASH INVESTING AND FINANCING TRANSACTIONS:
Issuance of shares under business combinations and acquisitions	$7,763	$—
Deferred consideration for acquisitions	1,887	500
Non-controlling interests redeemed for equity	1,097	4,750
Increase to net lease liability	10,851	2,064
Overpaid declared distributions to non-controlling interest redeemable unit holders	(11,904)	(15,666)
Liability incurred in accordance with tax receivable agreement	71,629	79,149
Other non-cash transactions	608	1,181
The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

Cresco Labs Inc. Notes to the Unaudited Condensed Interim Consolidated Financial Statements For the Three and Nine Months Ended September 30, 2026 and 2025

NOTE 1. NATURE OF OPERATIONS
Cresco Labs Inc. (“Cresco Labs” or the “Company”), formerly known as Randsburg International Gold Corp. was incorporated in the Province of British Columbia under the Company Act on July 6, 1990. The Company is one of the largest vertically-integrated multi-state cannabis operators in the United States licensed to cultivate, manufacture, and sell retail and medical cannabis products primarily through Sunnyside*®, Cresco Labs’ national dispensary brand and third-party retail stores. Employing a consumer-packaged goods approach to cannabis, Cresco Labs’ house of brands is designed to meet the needs of all consumer segments and includes some of the most recognized and trusted national brands including Cresco®, High Supply®, Mindy’sTM, Good News®, RemediTM, Wonder Wellness Co.®, and FloraCal® Farms. As of September 30, 2026, the Company operates in Illinois, Pennsylvania, Ohio, New York, Massachusetts, Michigan, Florida, and Kentucky pursuant to applicable state and local laws and regulations.
The Company’s SVS are listed on the Canadian Securities Exchange under the ticker symbol “CL” and are quoted on the Over-the-Counter Market under the ticker symbol “CRLBF” and on the Frankfurt Stock Exchange under the symbol “6CQ.”
The Company’s corporate office is located at 600 W. Fulton Street, Suite 800, Chicago, IL 60661. The registered office is located at 666 Burrard Street, Suite 2500, Vancouver, BC V6C 2X8.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
(a)Basis of Preparation
The accompanying unaudited condensed interim consolidated financial statements of the Company have been prepared in accordance with generally accepted accounting principles in the United States of America (“GAAP”). Certain information and footnote disclosures normally included in financial statements prepared in accordance with GAAP have been condensed or omitted pursuant to Accounting Standards Codification (“ASC”) 270 Interim Reporting. The financial data presented herein should be read in conjunction with the Company’s audited annual consolidated financial statements and accompanying notes as of and for the years ended December 31, 2025 and 2024 as filed on SEDAR+ and EDGAR. The Consolidated Balance Sheet for the year ended December 31, 2025 was derived from audited financial statements filed on SEDAR+ on March 5, 2026 and EDGAR on March 6, 2026. In the opinion of management, the unaudited financial data presented includes all adjustments necessary to present fairly the financial position, results of operations, and cash flows for the interim periods presented. Operating results for the three and nine months ended September 30, 2026 are not necessarily indicative of results that may be expected for any other reporting period. These unaudited condensed interim consolidated financial statements include estimates and assumptions of management that affect the amounts reported. Actual results could differ from these estimates.
(b)Basis of Measurement
The accompanying unaudited condensed interim consolidated financial statements have been prepared on a going concern basis, under the historical cost convention, except for certain loans receivable, investments, and contingent considerations, which are recorded at fair value. Historical cost is generally based upon the fair value of the consideration given in exchange for assets acquired and the contractual obligation for liabilities incurred.
(c)Functional and Presentation Currency
The Company’s functional currency and that of the majority of its subsidiaries is the United States (“U.S.”) dollar. The Company’s reporting currency is the U.S. dollar (“USD”). Foreign currency denominated assets and liabilities are remeasured into the functional currency using period-end exchange rates. Gains and losses from foreign currency transactions are included in Other income (expense), net in the Unaudited Condensed Interim Consolidated Statements of Operations.

Cresco Labs Inc. Notes to the Unaudited Condensed Interim Consolidated Financial Statements For the Three and Nine Months Ended September 30, 2026 and 2025

Assets and liabilities of foreign operations having a functional currency other than USD (e.g., Canadian dollars) are translated at the rate of exchange prevailing at the reporting date; revenues and expenses are translated at the monthly average rate of exchange during the period. Gains or losses on translation of foreign subsidiaries and net investments in foreign operations are included in Foreign currency translation differences, net of tax in the Unaudited Condensed Interim Consolidated Statements of Comprehensive Loss and Accumulated other comprehensive loss on the Unaudited Condensed Interim Consolidated Balance Sheets.
(d)Basis of Consolidation
The unaudited condensed interim consolidated financial statements include the accounts of the Company and its subsidiaries with intercompany balances and transactions eliminated upon consolidation. Subsidiaries are those entities over which the Company has the power over the investee, is exposed, or has rights, to variable involvement with the investee; and has the ability to use its power to affect its returns. The following are Cresco Labs’ wholly-owned or controlled entities as of September 30, 2026:

Entity	Location	Purpose	Percentage Held
Cresco Labs Inc.	British Columbia, Canada	Parent Company
Cali-Antifragile Corp.	California	Holding Company	100%
River Distributing Co., LLC	California	Holding Company	100%
Cub City, LLC	California	Cultivation	100%
CRHC Holdings Corp.	Ontario, Canada	Holding Company	100%
Cannroy Delaware Inc.	Delaware	Holding Company	100%
Laurel Harvest Labs, LLC	Pennsylvania	Cultivation and Dispensary Facility	100%
JDRC Mount Joy, LLC	Illinois	Holding Company	100%
JDRC Scranton, LLC	Illinois	Holding Company	100%
Bluma Wellness Inc.	British Columbia, Canada	Holding Company	100%
Cannabis Cures Investments, LLC	Florida	Holding Company	100%
3 Boys Farm, LLC	Florida	Cultivation, Production and Dispensary Facility	100%
Farm to Fresh Holdings, LLC	Florida	Holding Company	100%
Cresco U.S. Corp.	Illinois	Holding Company	100%
Keystone Integrated Care, LLC	Pennsylvania	Dispensary	100%
PharmaCann Penn LLC	Pennsylvania	Dispensary	100%
Arizona Facilities Supply, LLC	Arizona	Holding Company	100%
Cresco Labs Michigan Management, LLC	Michigan	Holding Company	100%
MedMar Inc.	Illinois	Holding Company	100%
MedMar Lakeview, LLC	Illinois	Dispensary	88%
MedMar Rockford, LLC	Illinois	Dispensary	75%
Gloucester Street Capital, LLC	New York	Holding Company	100%
Valley Agriceuticals, LLC	New York	Cultivation, Production and Dispensary Facility	100%
Valley Agriceuticals Real Estate	New York	Holding Company	100%
JDRC Ellenville, LLC	Illinois	Holding Company	100%
CMA Holdings, LLC	Illinois	Holding Company	100%
BL Real Estate, LLC	Massachusetts	Holding Company	100%
BL Pierce, LLC	Massachusetts	Holding Company	100%
BL Uxbridge, LLC	Massachusetts	Holding Company	100%
BL Main, LLC	Massachusetts	Holding Company	100%
BL Burncoat, LLC	Massachusetts	Holding Company	100%
BL Framingham, LLC	Massachusetts	Holding Company	100%
BL Worcester, LLC	Massachusetts	Holding Company	100%
Cultivate Licensing LLC	Massachusetts	Holding Company	100%
Cultivate Worcester, Inc.	Massachusetts	Dispensary	100%
Cultivate Leicester, Inc.	Massachusetts	Cultivation, Production and Dispensary Facility	100%
Cultivate Framingham, Inc.	Massachusetts	Dispensary	100%
Cultivate Cultivation, LLC	Massachusetts	Cultivation and Production Entity	100%
High Road Holdings LLC	Delaware	Holding Company	100%
SPS Management, LLC	Delaware	Holding Company	100%

Cresco Labs Inc. Notes to the Unaudited Condensed Interim Consolidated Financial Statements For the Three and Nine Months Ended September 30, 2026 and 2025

Entity	Location	Purpose	Percentage Held
Strategic Capital and Management Services, LLC[1]	Illinois	Dispensary	0%
Altus Global, LLC	Delaware	Holding Company	100%
Altus, LLC	Delaware	Holding Company	100%
GoodNews Holdings, LLC	Illinois	Licensing Company	100%
Wonder Holdings, LLC	Illinois	Licensing Company	100%
JDRC Seed, LLC	Illinois	Educational Company	100%
CP Pennsylvania Holdings, LLC	Illinois	Holding Company	100%
Bay, LLC	Pennsylvania	Dispensary	100%
Bay Asset Management, LLC	Pennsylvania	Holding Company	100%
Ridgeback, LLC	Colorado	Holding Company	100%
Cresco Labs Texas, LLC	Texas	Holding Company	100%
CL Kentucky HoldCo, LLC	Delaware	Holding Company	100%
CL Kentucky Cultivation, LLC	Delaware	Cultivation Entity	100%
CL Kentucky Processing, LLC	Delaware	Production Entity	100%
CL Kentucky Dispensing, LLC	Delaware	Dispensary	100%
Cresco Labs, LLC	Illinois	Operating Entity	67%
IP CL, LLC	Delaware	Holding Company	100%
Cresco Labs Ohio, LLC	Ohio	Cultivation, Production and Dispensary Facility	99%
Cresco Labs Notes Issuer, LLC	Illinois	Holding Company
Wellbeings, LLC	Delaware	CBD Wellness Product Development	100%
Cresco Labs SLO, LLC	California	Holding Company	100%
SLO Cultivation Inc.	California	Holding Company	80%
Cresco Labs Joliet, LLC	Illinois	Cultivation and Production Facility	100%
Cresco Labs Kankakee, LLC	Illinois	Cultivation and Production Facility	100%
Cresco Labs Logan, LLC	Illinois	Cultivation and Production Facility	100%
Cresco Labs PA, LLC	Illinois	Holding Company	100%
Cresco Yeltrah, LLC	Pennsylvania	Cultivation, Production and Dispensary Facility	100%
Strip District Education Center	Pennsylvania	Holding Company	100%
JDC Newark, LLC	Ohio	Holding Company	100%
Verdant Creations Newark, LLC	Ohio	Dispensary	100%
Strategic Property Concepts, LLC	Ohio	Holding Company	100%
JDC Marion, LLC	Ohio	Holding Company	100%
Verdant Creations Marion, LLC	Ohio	Dispensary	100%
Strategic Property Concepts 4, LLC	Ohio	Holding Company	100%
JDC Chillicothe, LLC	Ohio	Holding Company	100%
Verdant Creations Chillicothe, LLC	Ohio	Dispensary	100%
Strategic Property Concepts 5, LLC	Ohio	Holding Company	100%
JDC Columbus, LLC	Ohio	Holding Company	100%
Care Med Associates, LLC	Ohio	Dispensary	100%
PDI Medical III, LLC	Illinois	Dispensary	100%
Phoenix Farms of Illinois, LLC	Illinois	Dispensary	100%
FloraMedex, LLC	Illinois	Dispensary	100%
Cresco Edibles, LLC	Illinois	Holding Company	100%
TSC Cresco, LLC	Illinois	Licensing	75%
Cresco HHH, LLC	Massachusetts	Cultivation, Production and Dispensary Facility	100%
Cresco Labs Missouri Management, LLC	Missouri	Holding Company	100%
JDRC Acquisitions, LLC	Illinois	Holding Company	100%
JDRC 7841 Grand LLC	Illinois	Holding Company	100%
JDRC Lincoln, LLC	Illinois	Holding Company	100%
JDRC Danville, LLC	Illinois	Holding Company	100%
JDRC Kankakee, LLC	Illinois	Holding Company	100%
JDRC Brookville, LLC	Illinois	Holding Company	100%
Cresco Labs Michigan, LLC[2]	Michigan	Cultivation and Production Facility	85%
1See Note 14 “Variable Interest Entities” for additional information.
2Legally, Cresco Labs Michigan, LLC is 42.5% owned by a related party within management of the Company.

Cresco Labs Inc. Notes to the Unaudited Condensed Interim Consolidated Financial Statements For the Three and Nine Months Ended September 30, 2026 and 2025

Cresco U.S. Corp., which is wholly-owned by the Company, is the sole manager of Cresco Labs, LLC; Cresco Labs, LLC is the sole owner and manager of Cresco Labs Notes Issuer, LLC. Therefore, the Company controls Cresco Labs Notes Issuer, LLC and has consolidated its results into the unaudited condensed interim consolidated financial statements.
Non-controlling interests (“NCI”) represent ownership interests in consolidated subsidiaries by parties that are not shareholders of the Company. They are shown as a component of total equity in the Unaudited Condensed Interim Consolidated Balance Sheets, and the share of income attributable to NCI is shown as Net income attributable to non-controlling interests, net of tax in the Unaudited Condensed Interim Consolidated Statements of Operations and Comprehensive Loss. Changes in the parent company’s ownership that do not result in a loss of control are accounted for as equity transactions. See Note 6 “Share Capital” for additional information.
(e)Newly Adopted Accounting Pronouncements
In November 2025, the FASB issued ASU 2025-08, Financial Instruments - Credit Losses (Topic 326): Purchased Loans, which expands the population of acquired financial assets subject to the gross-up approach in Topic 326. This guidance is effective for all entities for annual reporting periods beginning after December 15, 2026, and interim reporting periods within those annual reporting periods. The Company adopted this ASU for the fiscal year ended December 31, 2026 and already applies the gross-up approach, as such, this ASU will not impact the Company’s consolidated financial statements.
In July 2025, the FASB issued ASU 2025-05, Financial Instruments — Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets, which provides a practical expedient to measure credit losses on accounts receivable and contract assets. This guidance is effective for annual periods beginning after December 15, 2025, including interim periods within those annual periods. Early adoption is permitted in both interim and annual reporting periods in which financial statements have not yet been issued or made available for issuance. The Company adopted this ASU for the fiscal year ended December 31, 2026 and does not expect a material impact to the consolidated financial statements. The Company has elected the practical expedient described in paragraphs 326-20-30-10C through 30-10D.
(f)Recently Issued Accounting Standards
In December 2025, the FASB issued ASU 2025-12, Codification Improvements, which addresses thirty-three issues that represent changes to the Codification that (1) clarify, (2) correct errors, or (3) make minor improvements. The amendments make the Codification easier to understand and apply. This guidance is effective for interim periods within annual reporting periods beginning after December 15, 2026. Early adoption is permitted. Upon adoption, the guidance can be applied either prospectively or retrospectively. The Company is currently assessing the impact of this ASU on our consolidated financial statements.
In December 2025, the FASB issued ASU 2025-11, Interim Reporting (Topic 270): Narrow-Scope Improvements, which amends the navigability of the required interim disclosures and clarifying when that guidance is applicable. The amendments also provide additional guidance on what disclosures should be provided in interim reporting periods. This guidance is effective for interim periods within annual reporting periods beginning after December 15, 2027. Early adoption is permitted. Upon adoption, the guidance can be applied either prospectively or retrospectively. The Company is currently assessing the impact of the disclosure requirements on our consolidated financial statements.
In May 2025, the FASB issued ASU 2025-03, Business Combination (Topic 805) and Consolidation (Topic 810): Determining the Accounting Acquirer in the Acquisition of a Variable Interest Entity (“VIE”), which provides clarifying guidance on determining the accounting acquirer in certain transactions involving VIEs. The update aims to improve consistency and comparability in financial reporting. This guidance is effective for annual periods beginning after December 15, 2026, including interim periods within those annual periods. Early adoption is permitted. Upon adoption, the guidance will be applied prospectively. The Company is currently assessing the impact of the disclosure requirements on our consolidated financial statements.

Cresco Labs Inc. Notes to the Unaudited Condensed Interim Consolidated Financial Statements For the Three and Nine Months Ended September 30, 2026 and 2025

In November 2024, the FASB issued ASU 2024-03, Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40) — Disaggregation of Income Statement Expenses. In January 2025, the FASB issued ASU No. 2025-01, Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40): Clarifying the Effective Date, which clarified the effective date for non-calendar year-end entities. ASU 2024-03 is intended to enhance transparency into the nature and function of expenses. ASU 2024-03 requires that on an annual and interim basis, entities disclose disaggregated operating expense information about specific categories, including purchases of inventory, employee compensation, depreciation, amortization, and depletion. This guidance is effective for fiscal years beginning after December 15, 2026, and interim periods beginning after December 15, 2027. Upon adoption, ASU 2024-03 should be applied on a prospective basis, while retrospective application is permitted. The Company is currently assessing the impact of the disclosure requirements on our consolidated financial statements.
In October 2023, the FASB issued ASU 2023-06, Disclosure Improvements: Codification Amendments in Response to the Securities and Exchange Commission’s (“SEC”) Disclosure Update and Simplification Initiative. The amendments in this update represent changes to clarify or improve disclosure and presentation requirements of a variety of topics in the ASC. The amendments should be applied on a prospective basis and allow users to more easily compare entities subject to SEC’s existing disclosure with those entities that were not previously subject to the SEC’s requirements. The effective date for each amendment will be the date on which the SEC’s removal of that related disclosure requirement from Regulation S-X or Regulation S-K becomes effective, with early adoption prohibited. The Company is currently assessing the impact of this ASU on our consolidated financial statements.
(g)Reclassifications
Certain immaterial prior period amounts were reclassified to conform to the current presentation. These reclassifications did not have a material impact on the Company’s unaudited condensed interim consolidated financial statements, except for the following:
(i)The Company reclassified changes in fair value related to our deferred and contingent considerations to other income (expense), net previously included in interest expense, net on the Unaudited Condensed Interim Consolidated Statements of Operations and Comprehensive Loss. The reclassification had no effect on Total other expense, net or net cash provided by operations.

NOTE 3. INVENTORY
Inventory as of September 30, 2026 and December 31, 2025, consisted of the following:

($ in thousands)	September 30, 2026	December 31, 2025
Raw materials	$14,118	$12,875
Raw materials - non-cannabis	9,630	12,210
Work-in-process	48,809	42,551
Finished goods	32,453	29,574
Finished goods - non-cannabis	2,454	1,456
Inventory, net	$107,464	$98,666
During the three months ended September 30, 2026 and 2025, the net impact to inventory reserve was an increase of $0.3 million for both periods. During the nine months ended September 30, 2026 and 2025, the net impact to inventory reserve was an increase of $1.5 million and $1.7 million, respectively. The expense related to the change in inventory reserve is included in Cost of goods sold presented in the Unaudited Condensed Interim Consolidated Statements of Operations.

Cresco Labs Inc. Notes to the Unaudited Condensed Interim Consolidated Financial Statements For the Three and Nine Months Ended September 30, 2026 and 2025

NOTE 4. PROPERTY AND EQUIPMENT
Property and equipment as of September 30, 2026 and December 31, 2025 consisted of the following:

($ in thousands)	September 30, 2026	December 31, 2025
Land and Buildings	$230,066	$213,171
Machinery and Equipment	43,667	42,905
Furniture and Fixtures	49,458	47,745
Leasehold Improvements	175,083	170,849
Website, Computer Equipment and Software	12,014	11,975
Vehicles	2,612	2,678
Construction In Progress	10,026	22,988
Total property and equipment, gross	522,926	512,311
Less: Accumulated depreciation	(202,154)	(185,119)
Property and equipment, net	$320,772	$327,192
As of September 30, 2026 and December 31, 2025, costs related to unfinished construction at the Company’s facilities and dispensaries were capitalized in construction in progress and not depreciated. Depreciation will commence when construction is completed and the facilities and dispensaries are available for their intended use.
The following table reflects depreciation expense related to property and equipment for the three and nine months ended September 30, 2026 and 2025:

	Three Months Ended September 30,		Nine Months Ended September 30,
($ in thousands)	2026	2025	2026	2025
Depreciation expense included in cost of goods sold	$6,006	$6,155	$18,735	$20,063
Depreciation expense included in selling, general, and administrative expense	3,821	4,146	10,623	10,989
Total depreciation expense	$9,827	$10,301	$29,358	$31,052
During the nine months ended September 30, 2026, the Company disposed of $0.7 million of property and equipment no longer in use in various states resulting in $0.7 million in net losses on the disposal of those assets. In the same period, the Company sold $1.5 million of property and equipment in various states and recorded $1.3 million in net losses. These losses are recorded in Other income (expense), net in the Unaudited Condensed Interim Consolidated Statements of Operations.
During the nine months ended September 30, 2025, the Company disposed of $1.2 million of property and equipment no longer in use in various states. The Company recorded a total $1.2 million net loss on the disposals of those assets. In the same period, the Company sold $1.9 million of property and equipment in various states and recorded a $1.1 million net loss. The gains and losses on disposals and sales are recorded in Other income (expense), net in the Unaudited Condensed Interim Consolidated Statements of Operations.
During the three months ended September 30, 2025, the Company recorded a fair value adjustment of $1.7 million of property and equipment in the Unaudited Condensed Interim Consolidated Statements of Operations based on the expected proceeds of the sale of Sonoma’s Finest. Additionally, during the nine months ended September 30, 2025, in connection with the approved sale of the Company’s Cub City and Sonoma’s Finest cultivation facilities, the Company recorded $2.1 million and $5.3 million of impairment of property and equipment and right-of-use assets, respectively, based on analysis of the fair value of those assets.

Cresco Labs Inc. Notes to the Unaudited Condensed Interim Consolidated Financial Statements For the Three and Nine Months Ended September 30, 2026 and 2025

NOTE 5. INTANGIBLE ASSETS AND GOODWILL
(a)Intangible Assets
Intangible assets consisted of the following as of September 30, 2026 and December 31, 2025:

	September 30, 2026			December 31, 2025
($ in thousands)	Gross Carrying Amount	Accumulated Amortization	Net	Gross Carrying Amount	Accumulated Amortization	Net
Definite-Lived Intangible Assets:
Customer Relationships	$38,399	$(25,818)	$12,581	$30,600	$(19,150)	$11,450
Trade Names	—	—	—	1,400	(1,400)	—
Permit Application Costs	4,767	(1,505)	3,262	4,488	(3,123)	1,365
Other Intangibles	—	—	—	4,917	(4,917)	—
Indefinite-Lived Intangible Assets:
Licenses	301,627	—	301,627	262,527	—	262,527
Total Intangible Assets	$344,793	$(27,323)	$317,470	$303,932	$(28,590)	$275,342
During the nine months ended September 30, 2026, the gross carrying amount of intangible assets increased by $40.9 million, primarily related to the Company’s dispensaries transactions completed in the first nine months of 2026, see Note 8 “Business Combinations and Asset Acquisitions” for additional details. Additionally, during the nine months ended September 30, 2026, the Company wrote-off certain intangible assets that no longer had projected future cash flows.
The following table reflects the amortization expense related to definite-lived intangible assets for the three and nine months ended September 30, 2026 and 2025:

	Three Months Ended September 30,		Nine Months Ended September 30,
($ in thousands)	2026	2025	2026	2025
Amortization expense included in cost of goods sold	$756	$748	$2,291	$2,304
Amortization expense included in selling, general, and administrative expense	2,978	898	6,870	2,449
Total amortization expense	$3,734	$1,646	$9,161	$4,753
The following table outlines the estimated amortization expense related to intangible assets for each of the next five years and thereafter:

($ in thousands)	Estimated Amortization Expense
Remaining in 2026	$3,640
2027	7,224
2028	3,341
2029	1,638
2030	—
Thereafter	—
Total estimated amortization expense	$15,843

Cresco Labs Inc. Notes to the Unaudited Condensed Interim Consolidated Financial Statements For the Three and Nine Months Ended September 30, 2026 and 2025

(b)Goodwill
The changes in carrying amount of goodwill by segment are as follows for the nine months ended September 30, 2026:

($ in thousands)	Wholesale	Retail	Total
Balance at December 31, 2025	$57,555	$150,618	$208,173
Additions	—	13,813	13,813
Measurement period adjustments	—	(992)	(992)
Balance at September 30, 2026	$57,555	$163,439	$220,994
(c)Impairment
The Company recorded no impairment of intangible assets during the nine months ended September 30, 2026.
During the nine months ended September 30, 2025, in connection with the approved sale of the Company’s Cub City and Sonoma’s Finest cultivation facilities, the Company recorded $4.2 million of impairment of intangible assets based on analysis of the fair value of those assets.

NOTE 6. SHARE CAPITAL
(a)     Authorized
The authorized share capital of the Company is outlined in the Company’s audited annual consolidated financial statements and accompanying notes as of and for the years ended December 31, 2025 and 2024, which were previously filed on SEDAR+ and EDGAR. There have been no changes in authorized share capital as of September 30, 2026.

Cresco Labs Inc. Notes to the Unaudited Condensed Interim Consolidated Financial Statements For the Three and Nine Months Ended September 30, 2026 and 2025

(b)     Issued and Outstanding Shares
As of September 30, 2026 and 2025, issued and outstanding capital consisted of the following:

(shares in thousands)	Redeemable Units[1]	SVS[2]	PVS[3]	MVS[4]	SSVS[5]
Beginning balance, January 1, 2026	85,299	343,233	16,298	500	2
Stock options exercised	—	5	—	—	—
RSUs[6] issued	—	6,561	—	—	—
Equity issuances related to business combinations[7]	—	8,000	—	—	—
Cresco LLC redemptions	(1,000)	1,000	—	—	—
PVS converted to SVS	—	190	(190)	—	—
Issuances related to employee taxes on certain share-based payment arrangements	—	2,082	—	—	—
Ending Balance, September 30, 2026	84,299	361,071	16,108	500	2
Beginning balance, January 1, 2025	92,057	331,490	17,107	500	2
RSUs[6] issued	—	2,240	—	—	—
Issuance of shares related to settlement of acquisition contingent consideration	—	250	—	—	—
Cresco LLC redemptions	(4,758)	4,758	—	—	—
PVS converted to SVS	—	473	(473)	—	—
Issuances related to employee taxes on certain share-based payment arrangements	—	733	—	—	—
Issuance of shares for consulting services	—	543	—	—	—
Ending Balance, September 30, 2025	87,299	340,487	16,634	500	2
1 Redeemable units of Cresco Labs, LLC (“Redeemable Units”)
2 SVS includes shares pending issuance or cancellation
3 PVS presented on an “as-converted” basis to SVS (1-to-200)
4 Super Voting Shares (“MVS”)
5 SSVS presented on an “as-converted” basis to SVS (1-to-0.00001)
6 Restricted stock units (“RSUs”)
7 See Note 8 “Business Combinations and Asset Acquisitions” for additional information
(c)     Distribution to NCI Holders
Tax distributions are based off the tax rate determined by the Company (which is currently the highest U.S. individual income tax rate) applied to taxable income generated from Cresco Labs, LLC, which is the Company’s most significant distribution, and attributable to the NCI members. The Company has other tax and non-tax distributions that are calculated in accordance with each relevant operating agreement.
As of September 30, 2026, the Company had an asset of $11.9 million for tax-related distributions to 2026 and 2025 unit holders of Cresco Labs, LLC and other minority interest holders. As of December 31, 2025, the Company had an asset of $11.3 million for tax-related distributions to the 2025 and 2024 unit holders of Cresco Labs, LLC and other minority interest holders.
During the second quarter of 2024, the Company recorded significant tax and tax-related items due to uncertain tax positions that its operations are not subject to IRC Section 280E. Due to this updated position, the Company determined it had overpaid tax distributions to 2025 and 2024 unit holders, and thus is currently in a net asset position.
In accordance with the underlying operating agreements, the Company declared and paid required distribution amounts to 2026 and 2025 unit holders of Cresco Labs, LLC and other minority holders during the three and nine months ended September 30, 2026. Similarly, the Company declared and paid required tax distribution amounts to 2025 and 2024 unit holders of Cresco Labs, LLC and other minority interest holders during the three and nine months ended September 30, 2025.

Cresco Labs Inc. Notes to the Unaudited Condensed Interim Consolidated Financial Statements For the Three and Nine Months Ended September 30, 2026 and 2025

(d)     Changes in Ownership and NCI
During the nine months ended September 30, 2026, redemptions of 1.0 million Redeemable Units occurred, which were converted into an equivalent number of SVS. The redemptions resulted in a decrease of 0.4% in NCI in Cresco Labs, LLC for the period. There were no redemptions of Redeemable Units during the three months ended September 30, 2026.
During the three and nine months ended September 30, 2025, redemptions of 1.0 million and 4.8 million Redeemable Units occurred, respectively, which were converted into an equivalent number of SVS. These redemptions resulted in a decrease of 0.4% and 1.9% in NCI in Cresco Labs, LLC for the period.
The effects of changes in the Company’s ownership interests in less than 100% owned subsidiaries during the three and nine months ended September 30, 2026 and 2025 were as follows:

	Three Months Ended September 30,		Nine Months Ended September 30,
($ in thousands)	2026	2025	2026	2025
Net loss attributable to Cresco Labs Inc.	$(12,441)	$(17,054)	$(8,717)	$(47,820)
Changes in Cresco Labs Inc. equity due to redemptions of Cresco Labs, LLC units:
Share capital	—	1,024	1,360	3,931
Accumulated deficit	—	(2,014)	(2,457)	(8,681)
Total change from net loss attributable to Cresco Labs Inc. and change in ownership interest in Cresco Labs, LLC.	$(12,441)	$(18,044)	$(9,814)	$(52,570)

NOTE 7. NET LOSS PER SHARE
The following is a reconciliation for the calculation of basic and diluted loss per share for the three and nine months ended September 30, 2026 and 2025:

	Three Months Ended September 30,		Nine Months Ended September 30,
($ in thousands, except per share amounts)	2026	2025	2026	2025
Numerator:
Net loss	$(14,533)	$(21,968)	$(16,178)	$(51,095)
Less: Net loss attributable to NCI, net of tax	(2,092)	(4,914)	(7,461)	(3,275)
Net loss attributable to Cresco Labs Inc.	$(12,441)	$(17,054)	$(8,717)	$(47,820)

Denominator:
Weighted-average basic and diluted shares outstanding	372,901,878	355,538,392	369,369,174	353,378,175

Loss per Share:
Basic and diluted loss per share	$(0.03)	$(0.05)	$(0.02)	$(0.14)

Cresco Labs Inc. Notes to the Unaudited Condensed Interim Consolidated Financial Statements For the Three and Nine Months Ended September 30, 2026 and 2025

For the three and nine months ended September 30, 2026 and 2025 weighted-average potentially dilutive shares were not included in the computation of diluted loss per common share due to the net loss during the periods presented because the shares would have had an anti-dilutive effect. Weighted-average potentially dilutive shares for the three and nine months ended September 30, 2026 and 2025, consisted of the following:

	Three Months Ended September 30,		Nine Months Ended September 30,
(shares in thousands)	2026	2025	2026	2025
Redeemable Units	84,299	87,741	84,350	89,133
Stock options	24,615	26,198	21,391	26,546
RSUs	26,544	15,682	27,391	13,196
Total potentially dilutive shares	135,458	129,621	133,132	128,875

NOTE 8. BUSINESS COMBINATIONS AND ASSET ACQUISITIONS
(a)Business Combinations and Asset Acquisitions
On March 9, 2026, a VIE of the Company entered into multiple agreements to acquire four (4) dispensaries. On June 8, 2026, a VIE of the Company entered into multiple agreements that went into effect to operate one (1) additional dispensary. The costs associated with these transactions were $0.7 million. The expenses are recorded as selling, general and administrative expense in the Unaudited Condensed Interim Consolidated Statements of Operations for the three and nine months ended September 30, 2026. See Note 14 “Variable Interest Entities” for additional information.
On January 30, 2026, to support the Company’s expanding national presence, a wholly-owned subsidiary of the Company entered into multiple agreements to acquire 100% of the outstanding equity interests in PharmaCann Penn, LLC (“PharmaCann”), which operates nine (9) retail medical marijuana dispensaries in Pennsylvania. On April 12, 2026, the Company entered into an agreement covering operation of these dispensaries and resulting in consolidation of PharmaCann. On September 1, 2026, the Company completed the business combination of PharmaCann for total consideration of $46.9 million. The costs associated with this transaction were $0.1 million. The expenses are recorded as selling, general and administrative expense in the Unaudited Condensed Interim Consolidated Statements of Operations for the three and nine months ended September 30, 2026.
As of September 30, 2026, the Company recorded preliminary estimates of the fair value of assets and liabilities assumed. Balances are subject to change during the measurement period, which will conclude at the earlier of the date the Company receives the information it is seeking about the facts and circumstances that existed as of the date of business combination, learns that more information is not obtainable, or one year following the date of business combination. Any changes to the preliminary estimates of the fair value of the assets and liabilities assumed will be recorded as adjustments to those assets and liabilities, and residual amounts will be allocated to goodwill. Goodwill primarily represents the expected synergies from combining operations, the value of the assembled workforce, anticipated future growth opportunities, and the ability to expand the Company's retail footprint. During the three months ended September 30, 2026, the Company recorded measurement period adjustments related to deferred consideration in the PharmaCann business combination, which resulted in a $1.0 million decrease in goodwill. During the nine months ended September 30, 2026, the Company recorded an immaterial measurement period adjustment related to changes in the valuation of certain assets, which resulted in a decrease in goodwill related to the March 9, 2026 business combination. As of September 30, 2026, the Company has $12.8 million in goodwill recorded in connection with the dispensary business combinations that is expected to be tax deductible.

Cresco Labs Inc. Notes to the Unaudited Condensed Interim Consolidated Financial Statements For the Three and Nine Months Ended September 30, 2026 and 2025

The table below summarizes the total consideration and net identifiable assets and liabilities assumed in connection with the dispensary business combinations during the three and nine months ended September 30, 2026:

($ in thousands)	March 9, 2026 Business Combination	PharmaCann Business Combination	June 8, 2026 Asset Acquisition
Total consideration:
Shares issued	$5,985	$—	$1,154
Cash	2,026	5,000	313
Deferred consideration, short-term	4,797	34,084	1,053
Deferred consideration, long-term	—	7,441	—
Unsecured promissory note	1,552	—	332
Pre-existing relationship - Accounts receivable	327	338	80
Total consideration	$14,687	$46,863	$2,932

Net identifiable assets (liabilities)
Cash	$164	$49	$115
Inventory	2,938	3,816	484
Other current assets	242	236	—
Property and equipment, net	2	3,671	36
Right-of-use assets - operating, net	4,031	4,540	1,226
Licenses	11,000	25,300	2,800
Customer relationships	1,400	6,400	—
Total identifiable assets	$19,777	$44,012	$4,661

Accounts payable	$(1,569)	$(3,619)	$(316)
Accrued liabilities	(357)	(548)	(93)
Operating lease liabilities	(4,031)	(4,940)	(1,226)
Total identifiable liabilities assumed	$(5,957)	$(9,107)	$(1,635)

Purchase price allocation
Net identifiable assets	$13,820	$34,905	$3,026
Goodwill	867	11,958	—
Gain from asset acquisition	—	—	(94)
Total consideration	$14,687	$46,863	$2,932
The Company calculated, on a pro-forma basis, the combined results as if the business combinations and asset acquisition had occurred on January 1, 2026. These unaudited pro forma results are not necessarily indicative of either the actual consolidated results had the acquisition occurred as of January 1, 2026, or of the future operating results.
Total unaudited pro-forma Revenue and Net loss for the combined company for the nine months ended September 30, 2026, was $517.5 million and $13.8 million, respectively.

Cresco Labs Inc. Notes to the Unaudited Condensed Interim Consolidated Financial Statements For the Three and Nine Months Ended September 30, 2026 and 2025

For the three months ended September 30, 2026, Revenue and Net income from the business combinations and asset acquisition was $19.0 million and $3.4 million, respectively. For the nine months ended September 30, 2026, Revenue and Net income from the business combinations and asset acquisition was $37.8 million and $11.9 million, respectively.
(b)Deferred and Contingent Considerations
As of September 30, 2026, the Company has $2.6 million in total short-term deferred consideration, in connection with the March 9, 2026 dispensary business combination. The deferred consideration consists of monthly payments with a final cash payment and issuance of 1.5 million shares expected to be paid within twelve months. The face value of this deferred consideration approximates fair value.
As of September 30, 2026, the Company has $0.8 million in total short-term deferred consideration, in connection with the June 8, 2026 dispensary asset acquisition. The deferred consideration consists of monthly payments with a final cash payment and issuance of 0.3 million shares expected to be paid within twelve months. The face value of this deferred consideration approximates fair value.
As of September 30, 2026, the Company has no deferred consideration in connection with the PharmaCann business combination as a result of the transaction closing on September 1, 2026, triggering the closing day cash payment and closing payment note. Please see “Unsecured Promissory Notes” within Note 9 “Long-term Notes and Loans Payable, Net” for additional details related to the closing payment note.
As of September 30, 2026 and December 31, 2025, the Company had no short-term contingent consideration and $0.9 million, respectively, related to Keystone Integrated Care, LLC (“Keystone”). As of September 30, 2026, the Company determined that the probability of payout of the Keystone contingent consideration was zero. The change in fair value is recognized in Other income (expense), net in the Unaudited Condensed Interim Consolidated Statements of Operations.
As of September 30, 2026, the Company had $1.6 million and $6.5 million in short-term and long-term deferred consideration, respectively, related to Valley Agriceuticals, LLC (“Valley Ag”), compared to $1.7 million and $5.8 million of short-term and long-term deferred consideration, respectively, related to Valley Ag as of December 31, 2025. The total estimated liability for Valley Ag is based on the present value of expected payments associated with future cash flows.
Please see Note 13 “Financial Instruments and Financial Risk Management” for additional details related to deferred and contingent considerations.

Cresco Labs Inc. Notes to the Unaudited Condensed Interim Consolidated Financial Statements For the Three and Nine Months Ended September 30, 2026 and 2025

NOTE 9. LONG-TERM NOTES AND LOANS PAYABLE, NET
The following table represents the Company’s Long-term notes and loans payable, net balances as of September 30, 2026 and December 31, 2025:

($ in thousands)	September 30, 2026	December 31, 2025
Senior Secured Term Loan	$325,000	$325,000
Revolving Credit Facility	28,411	—
Mortgage Loans	19,856	20,161
Short-term borrowings and interest payable, net	8,151	7,484
Financing liability	88,536	91,009
Unsecured Promissory Notes	12,000	1,250
Total borrowings and interest payable	$481,954	$444,904
Less: Unamortized discount and debt issuance costs	(16,369)	(17,025)
Less: Short-term borrowings and interest payable, net	(8,151)	(7,484)
Less: Current portion of financing liability	(3,883)	(3,300)
Total Long-term notes and loans payable, net	$453,551	$417,095
(a)Senior Secured Term Loan
On August 13, 2025, the Company closed on an agreement for a Senior Secured Term Loan with an undiscounted principal balance of $325.0 million and an original issue discount of $13.0 million. Proceeds from the Senior Secured Term Loan, along with cash on hand, were used to retire the then existing Senior Loan, reducing total debt.
The Senior Secured Term Loan accrues interest at a rate of 12.5% per annum, payable in cash quarterly and has a stated maturity date of August 13, 2030. The Company’s effective interest rate for the Senior Secured Term Loan is 13.8%. Upon inception of the Senior Secured Term Loan, the Company capitalized $15.8 million of deferred financing fees.
The Senior Secured Term Loan is secured by a guarantee from substantially all material subsidiaries of the Company, as well as by a security interest in certain assets of the Company and such material subsidiaries. The Senior Secured Term Loan contains negative covenants which restrict the actions of the Company and its subsidiaries during the term of the loan, including restrictions on paying dividends, making investments and incurring additional indebtedness. The Company is also subject to compliance with affirmative covenants, some of which may require management to exercise judgment. In addition, the Company is required to maintain a minimum cash balance of $30.0 million. As of September 30, 2026, the Company was in compliance with all covenants.
The Company may prepay in whole, or in part, the Senior Secured Term Loan at any time prior to the stated maturity date, subject to certain conditions. Any prepayment of the outstanding principal amount must also include all accrued and unpaid interest and fees. Interest expense is discussed in Note 16 “Interest Expense, Net”.
(b)Revolving Credit Facility
On June 5, 2026, the Company closed on a credit agreement providing the Company with a $50.0 million Revolving Credit Facility (the “Revolver”). Borrowings under the Revolver are available to fund growth initiatives, acquisitions, and general corporate purposes. The Revolver is secured by various property owned by the Company and accrues interest at a rate of 7.99% with a stated maturity date of August 13, 2030.

Cresco Labs Inc. Notes to the Unaudited Condensed Interim Consolidated Financial Statements For the Three and Nine Months Ended September 30, 2026 and 2025

The Company initially drew down $1.4 million of the Revolver to pay debt issuance costs and elected to capitalize the approximately $2.0 million of total debt issuance costs as a deferred asset and amortize them on a straight-line basis over the term of the Revolver. During the three months ended September 30, 2026, the Company drew down an additional $27.0 million of the Revolver to fund growth initiatives and acquisitions.
The Revolver also contains certain covenants that restrict the Company’s actions, some of which may require management to exercise judgment. In addition, the Company is required to maintain a minimum cash balance of $30.0 million. This minimum cash balance is not cumulative to the minimum cash balance held under the Senior Secured Term Loan. As of September 30, 2026, the Company was in compliance with all covenants.
(c)Mortgage Loans
On September 26, 2023, JDRC Ellenville, LLC (“Ellenville”), an indirect subsidiary of the Company, entered into loan agreements to borrow an undiscounted principal amount of $25.3 million (the “Mortgage Loans”). Borrowings under the terms of the Mortgage Loans bear an initial interest rate of 8.4% per annum, which is equal to the Federal Home Loan Bank Five Year Classic Regular Advance Rate, plus a 375-basis point spread. The Mortgage Loans have an effective interest rate of 10.2%. The Mortgage Loans are secured by real estate in Ellenville, New York and improvements thereto, and converts to a permanent term loan on the conversion date of November 1, 2028. The Mortgage Loans contain certain affirmative and negative covenants which restrict the actions of Ellenville during the term of the loan.
On October 3, 2025, the Company amended the Mortgage Loans, extending the interest-only payment period through October 1, 2026. All other terms of the Mortgage Loans remain the same.
As of September 30, 2026 and December 31, 2025, the full commitment amount was not fully drawn, as $5.1 million of the principal balance will be advanced to Ellenville as it completes the buildout of the Ellenville cultivation center. Upon inception of the Mortgage Loans, the Company incurred $2.0 million in deferred financing fees reflected within Long-term notes and loans payable on the Consolidated Balance Sheets. These deferred financing fees are amortized and expensed in accordance with ASC 835 Interest. See Note 16 “Interest Expense, Net”.
(d)    Financing Liabilities
As of September 30, 2026, the Company has additional financing liabilities for which the incremental borrowing rates range from 11.3% to 17.5% with remaining terms between 3.3 and 13.8 years, consistent with the underlying lease liabilities. The interest expense associated with financing liabilities is discussed in Note 16 “Interest Expense, Net”.
(e)    Unsecured Promissory Notes
On September 1, 2026, in connection with the business combination of PharmaCann, the Company issued a $8.5 million unsecured promissory note. The note bears interest at 6.0% per annum, payable quarterly in cash, and matures on September 1, 2028. Prepayment is permitted without penalty. The note has an effective interest rate of 13.2%.
On June 8, 2026, the Company issued a $0.4 million unsecured promissory note. The note bears interest at 8.0% per annum, capitalized to principal on each anniversary, with principal and accrued interest due 36 months post-closing. Prepayment is permitted without penalty. The note has an effective interest rate of 14.3%.
On March 9, 2026, the Company issued a $1.8 million unsecured promissory note. The note bears interest at 8.0% per annum, capitalized to principal on each anniversary, with principal and accrued interest due 36 months post-closing. Prepayment is permitted without penalty. The note has an effective interest rate of 13.3%.
On December 8, 2025, the Company issued a $1.3 million unsecured promissory note. The note bears interest at 8.0% per annum, payable quarterly, with principal and accrued interest due 18 months post-closing. Prepayment is permitted without penalty. The note has an effective interest rate of 13.2%.

Cresco Labs Inc. Notes to the Unaudited Condensed Interim Consolidated Financial Statements For the Three and Nine Months Ended September 30, 2026 and 2025

NOTE 10. DISAGGREGATION OF REVENUE
The following table represents the Company’s disaggregated revenue by source, due to the Company’s contracts with its customers, for the three and nine months ended September 30, 2026 and 2025:

	Three Months Ended September 30,		Nine Months Ended September 30,
($ in thousands)	2026	2025	2026	2025
Wholesale	$51,872	$59,105	$152,879	$167,073
Retail	120,910	105,808	344,569	327,221
Revenues, net	$172,782	$164,913	$497,448	$494,294

NOTE 11. RELATED PARTY TRANSACTIONS
(a)Transactions with Key Management Personnel and Certain Board Members
As of September 30, 2026 and December 31, 2025, related parties, including key management personnel and certain board members, hold 65.9 million and 66.8 million, respectively, of Redeemable Units, which accounts for a deficit of $76.2 million and $68.9 million, respectively, in NCI. During the three months ended September 30, 2026 and 2025, the Company did not make any required tax distribution payments to unit holders of Cresco Labs, LLC which includes related parties, key management personnel and certain board members. During the nine months ended September 30, 2026 and 2025, 51.1% and 56.1%, respectively, of required tax distribution payments to unit holders of Cresco Labs, LLC were made to related parties including to key management personnel and certain board members.
(b)Related Parties – Leases
For the three and nine months ended September 30, 2026 and 2025, the Company had lease liabilities for real estate lease agreements in which the lessors have a minority interest in MedMar Inc. (“MedMar”). The lease liabilities were incurred in January 2019 and May 2020 and expire in 2027 through 2030.
Below is a summary of the expense resulting from the related party lease liabilities for the three and nine months ended September 30, 2026 and 2025:

		Three Months Ended September 30,		Nine Months Ended September 30,
($ in thousands)	Classification	2026	2025	2026	2025
Operating Leases
Lessor has minority interest in MedMar	Rent expense	$73	$73	$217	$217

Finance Leases
Lessor has minority interest in MedMar	Depreciation expense	$76	$76	$229	$229
Lessor has minority interest in MedMar	Interest expense	36	46	114	142

Cresco Labs Inc. Notes to the Unaudited Condensed Interim Consolidated Financial Statements For the Three and Nine Months Ended September 30, 2026 and 2025

Additionally, below is a summary of the ROU assets and lease liabilities attributable to related party leases as of September 30, 2026 and December 31, 2025:

	September 30, 2026		December 31, 2025
($ in thousands)	ROU Asset	Lease Liability	ROU Asset	Lease Liability
Operating Leases
Lessor has minority interest in MedMar	$878	$936	$1,005	$1,065

Finance Leases
Lessor has minority interest in MedMar	$889	$1,331	$1,119	$1,606

NOTE 12. COMMITMENTS AND CONTINGENCIES
(a)Claims and Litigation
From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. The Company accrues for estimated costs for a contingency when a loss is probable and can be reasonably estimated. The Company accrued $3.4 million and $5.3 million for matters that were pending litigation as of September 30, 2026 and December 31, 2025, respectively. As of September 30, 2026 and December 31, 2025, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the Company’s results of operations, financial positions, or cash flows. There are also no proceedings in which any of the Company’s directors, officers, or affiliates are an adverse party or has a material interest adverse to the Company’s interest. As of September 30, 2026, the Company is in discussion with certain county regulators in the state of Illinois regarding the resolution of previously overpaid fees.
(b)Contingencies
The Company’s operations are subject to a variety of federal, state, and local regulations. Failure to comply with one or more of those regulations could result in fines, restrictions on the Company’s operations, suspension or revocation of permits or licenses, or other disciplinary actions (collectively, “Disciplinary Actions”) that could adversely affect the Company’s financial position and results of operations. While management believes that the Company is in substantial compliance with state and local regulations as of September 30, 2026 and December 31, 2025, and through the date of filing of these financial statements, these regulations continue to evolve and are subject to differing interpretations and enforcement. As a result, the Company may be subject to Disciplinary Actions in the future.

(c)Commitments
As of September 30, 2026 and December 31, 2025, the Company had total commitments of $0.3 million and $2.2 million, respectively, related to material construction projects.
The Company also has employment agreements with key management personnel which include severance in the event of termination with additional equity and/or compensation benefits totaling approximately $5.7 million and $5.2 million as of September 30, 2026 and December 31, 2025, respectively.

NOTE 13. FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT
Financial Instruments
The Company’s financial instruments are held at amortized cost (adjusted for impairment or expected credit losses (“ECL”), as applicable) or fair value. The carrying values of financial instruments held at amortized cost approximate their fair values as of September 30, 2026 and December 31, 2025, due to their nature and relatively short maturity dates. There have been no transfers into or out of Level 3 for the periods ended September 30, 2026 and December 31, 2025.

Cresco Labs Inc. Notes to the Unaudited Condensed Interim Consolidated Financial Statements For the Three and Nine Months Ended September 30, 2026 and 2025

The following tables summarize the Company’s financial instruments measured at fair value as of September 30, 2026 and December 31, 2025:

	September 30, 2026
($ in thousands)	Level 1	Level 2	Level 3	Total
Financial Assets:
Loans receivable, short-term[1]	$—	$—	$1,144	$1,144
Investments[2]	—	—	533	533

Financial Liabilities:
Deferred and contingent consideration, short-term	$—	$3,393	$1,564	$4,957
Deferred and contingent consideration, long-term	—	—	6,470	6,470
Unsecured promissory notes[3]	—	—	10,540	10,540
1Loans receivable, short-term is included in “Other current assets” on the Unaudited Condensed Interim Consolidated Balance Sheets.
2Investments are included in “Other non-current assets” on the Unaudited Condensed Interim Consolidated Balance Sheets.
3Unsecured promissory notes are included in “Long-term notes and loans payable, net” on the Unaudited Condensed Interim Consolidated Balance Sheets.

	December 31, 2025
($ in thousands)	Level 1	Level 2	Level 3	Total
Financial Assets:
Loans receivable, short-term[1]	$—	$—	$1,119	$1,119
Loans receivable, long-term[1]	—	—	480	480
Investments[2]	33	—	600	633

Financial Liabilities:
Deferred and contingent consideration, short-term	$—	$—	$2,566	$2,566
Deferred and contingent consideration, long-term	—	—	5,815	5,815
Unsecured promissory note[3]	—	—	1,138	1,138
1Loans receivable, short-term and Loans receivable, long-term are included in “Other current assets” and “Other non-current assets” respectively, on the Consolidated Balance Sheets.
2Investments are included in “Other non-current assets” on the Consolidated Balance Sheets.
3Unsecured promissory note included in “Long-term notes and loans payable, net” on the Consolidated Balance Sheets.

Cresco Labs Inc. Notes to the Unaudited Condensed Interim Consolidated Financial Statements For the Three and Nine Months Ended September 30, 2026 and 2025

The following table presents a roll-forward of the balance sheet amounts measured at fair value on a recurring basis and classified as Level 3. The classification of an item as Level 3 is based on inputs for assets or liabilities that are not based on observable market data.

Nine Months Ended September 30, 2026
Level 3 Fair Value Measurements
($ in thousands)	Loans receivable, short-term	Loans receivable, long-term	Deferred and contingent consideration, short-term	Deferred and contingent consideration, long-term	Unsecured promissory notes
Balance as of December 31, 2025	$1,119	$480	$2,566	$5,815	$1,138
Additions[1]	—	—	—	—	1,552
Change in fair value recorded in Other income (expense), net	—	11	(521)	179	16
Payments / Receipts	(204)	—	—	—	—
Other[2]	213	(213)	(1,680)	1,680	—
Balance as of March 31, 2026	$1,128	$278	$365	$7,674	$2,706
Additions[1]	—	—	34,994	7,441	332
Interest income (expense)	12	17	—	—	(4)
Change in fair value recorded in Other income (expense), net	—	—	958	92	—
Payments / Receipts	(198)	—	—	—	—
Other[2]	295	(295)	—	—	—
Balance as of June 30, 2026	$1,237	$—	$36,317	$15,207	$3,034
Interest income	10	—	—	—	65
Change in fair value recorded in Other income (expense), net	—	—	183	268	—
Payments / Receipts	(103)	—	(36,500)	—	—
Transfer to unsecured promissory note[1]	—	—	—	(7,441)	7,441
Other[2]	—	—	1,564	(1,564)	—
Balance as of September 30, 2026	$1,144	$—	$1,564	$6,470	$10,540
1See Note 8 “Business Combinations and Asset Acquisitions” for additional details.
2Other relates to reclassifications from short-term to long-term, or long-term to short-term, due to expected timing of payment.

Nine Months Ended September 30, 2025
Level 3 Fair Value Measurements
($ in thousands)	Deferred and contingent consideration, short-term	Deferred and contingent consideration, long-term
Balance as of December 31, 2024	$2,486	$7,736
Change in fair value recorded in Other income (expense), net[1]	(20)	3
Balance as of March 31, 2025	$2,466	$7,739
Change in fair value recorded in Other income (expense), net[1]	(799)	339
Payments[2]	(500)	—
Balance as of June 30, 2025	$1,167	$8,078
Change in fair value recorded in Other income (expense), net[1]	428	—
Other[3]	2,306	(2,306)
Balance as of September 30, 2025	$3,901	$5,772
1See Note 8 “Business Combinations and Asset Acquisitions” for additional information on deferred and contingent considerations.
2See Note 6 “Share Capital” for additional information of payments of equity-based consideration.
3Other relates to reclassifications from long-term to short-term due to expected timing of payment.

Cresco Labs Inc. Notes to the Unaudited Condensed Interim Consolidated Financial Statements For the Three and Nine Months Ended September 30, 2026 and 2025

The following table presents information about the significant unobservable inputs for financial assets and liabilities measured at fair value:

Financial asset	Valuation techniques	Significant unobservable inputs	Relationship of unobservable inputs to fair value
Loans receivable	Discounted cash flow	1) Discount Rate	Increase or decrease in the discount rate will result in a lower or higher fair value, respectively.

Financial liabilities	Valuation techniques	Significant unobservable inputs	Relationship of unobservable inputs to fair value
Deferred consideration	Discounted cash flow	1) Expected future cash flows	Increase or decrease in expected future cash flows will result in an increase or decrease in fair value.
		2) Discount rate	Increase or decrease in the discount rate will result in a lower or higher fair value, respectively.
Contingent consideration	Discounted cash flow	1) Probability and timing of consideration payment	Increase or decrease in probability of consideration payment and earlier or later timing of payment will result in an increase or decrease in fair value.
		2) Discount rate	Increase or decrease in the discount rate will result in a lower or higher fair value, respectively.
Unsecured promissory note	Discounted cash flow	1) Discount Rate	Increase or decrease in the discount rate will result in a lower or higher fair value, respectively.
(a)Loans receivable, short-term
The following is a summary of Loans receivable, short-term balances and valuation classifications (discussed further below) as of September 30, 2026 and December 31, 2025:

($ in thousands)	Valuation classification	September 30, 2026	December 31, 2025
Short-term loans receivable - Illinois Incubator, net of ECL	Amortized cost	$640	$—
Short-term loans receivable - Kolaboration, net of ECL	Level 3 fair value	911	1,119
Total Loans receivable, short-term		$1,551	$1,119
During the fourth quarter of 2025, in connection with the sale of Sonoma’s Finest, the Company issued a $1.7 million loan receivable to Kolaboration Ventures Corporation (“Kolaboration”). The loan receivable has an 18-month term and interest accruing at 8.0% per annum, paid on a monthly basis. At the inception of the loan, an ECL determination was made.

Cresco Labs Inc. Notes to the Unaudited Condensed Interim Consolidated Financial Statements For the Three and Nine Months Ended September 30, 2026 and 2025

Pursuant to the Illinois Cannabis Regulation and Tax Act, the Company has issued $0.3 million in loans to an Illinois company which has secured a Craft Grower License to operate in the state and $1.0 million in loans to groups that have been identified by the state of Illinois as having the opportunity to receive Conditional Adult-Use Dispensing Organization Licenses. $0.3 million in loans related to the Craft Grower License matured on July 19, 2026 without repayment. As of September 30, 2026, the Company reclassified the Craft Grower loans to long-term, as repayment is expected beyond September 30, 2027. The remaining loans of $1.0 million mature on March 20, 2027. The loans are measured at amortized cost and bear no interest. Loss on provision on short-term and long-term loans receivable is recorded in Other income (expense), net in the Unaudited Condensed Interim Consolidated Statements of Operations.
(b)Loans receivable, long-term
The following is a summary of Loans receivable, long-term balances and valuation classifications as of September 30, 2026 and December 31, 2025:

($ in thousands)	Valuation classification	September 30, 2026	December 31, 2025
Long-term loans receivable - Illinois Incubator, net of ECL	Amortized cost	$192	$832
Long-term loans receivable - Kurvana, net of ECL	Amortized cost	649	603
Long-term loans receivable - Kolaboration, net of ECL	Level 3 fair value	—	480
Total Loans receivable, long-term		$841	$1,915
(c)Investments
The Company currently has investments in one (1) entity: OLD PAL LLC (“Old Pal”), a cannabis operator/licensor. Old Pal is held at fair value and classified as an equity security without a readily determinable fair value. During the three and nine months ended September 30, 2026, the Company wrote off the remaining of its 420 Capital Management, LLC investment balance of $0.1 million, as well as the remaining immaterial balance of its IM Cannabis Corp investment, which is recorded in Other income (expense), net in the Unaudited Condensed Interim Consolidated Statements of Operations.
Financial Risk Management
As of September 30, 2026 and December 31, 2025, the Company had no customers that accounted for 10% or more of the Company’s gross accounts receivable balance.
The Company’s summary of activity for allowance for expected credit losses for the nine months ended September 30, 2026 and 2025 was as follows:

($ in thousands)	2026	2025
Balance at January 1	$5,021	$8,308
Provision expense (recovery)	102	(652)
Write-offs	(630)	(1,671)
Balance at September 30	$4,493	$5,985
In addition to the activity for allowance for expected credit losses presented above, the Company recorded $0.1 million of bad debt expense for both the three months ended September 30, 2026 and 2025, and $0.3 million and $1.7 million of bad debt expense for the nine months ended September 30, 2026 and 2025, respectively.

Cresco Labs Inc. Notes to the Unaudited Condensed Interim Consolidated Financial Statements For the Three and Nine Months Ended September 30, 2026 and 2025

NOTE 14. VARIABLE INTEREST ENTITIES
On November 26, 2025, the Company entered into a support service agreement with Strategic Capital and Management Services, LLC (“SCMS”). On March 9, 2026, SCMS entered into multiple agreements which will result in SCMS’s acquisition of four (4) adult-use dispensary licenses, pending regulatory approval. On June 8, 2026, SCMS’s multiple agreements went into effect to operate one (1) additional adult-use dispensary license, which will result in SCMS acquiring the dispensary, pending regulatory approval.
On February 25, 2025, the Company entered into a management service agreement (“MSA”) with KSKYAPP, LLC, holder of a Kentucky cultivation license. Similarly, on March 3, 2025, the Company entered into a MSA with BSRKYAPP, LLC, holder of a Kentucky dispensing license. On June 7, 2025, the Company entered into another MSA with RSKYAPP, LLC, holder of a Kentucky processing license.
Additionally, in 2020 the Company entered into multiple agreements with Cresco Labs Michigan, LLC.
The following table presents the summarized financial information about the Company’s consolidated VIEs, which are included in the Unaudited Condensed Interim Consolidated Balance Sheets as of September 30, 2026 and December 31, 2025. All of these entities were determined to be VIE, as the Company possesses the power to direct activities through written agreements and is subject to the risks and rewards associated with its involvement. Amounts reflect only the third-party assets and liabilities of those VIEs and exclude intercompany balances eliminated in consolidation.

($ in thousands)	September 30, 2026	December 31, 2025
Current assets	$13,935	$20,468
Non-current assets	171,164	119,100
Current liabilities	(9,829)	(4,184)
Non-current liabilities	(226,883)	(173,430)
NCI	3,044	1,759
Deficit attributable to Cresco Labs Inc.	48,569	36,287
The following table presents the summarized financial information about the Company’s consolidated VIEs, which are included in the Unaudited Condensed Interim Consolidated Statements of Operations for the three and nine months ended September 30, 2026 and 2025:

	Three Months Ended September 30,		Nine Months Ended September 30,
($ in thousands)	2026	2025	2026	2025
Revenue	$10,159	$5,120	$24,289	$16,244
Net loss attributable to NCI	(451)	(252)	(1,285)	(646)
Net loss attributable to Cresco Labs Inc.	(4,703)	(1,402)	(12,395)	(3,561)
Net loss	(5,154)	(1,654)	(13,680)	(4,207)

NOTE 15. SEGMENT INFORMATION
During the fourth quarter of 2025, the Company reorganized its internal reporting and realigned its operating segments following the completed sale of its Sonoma’s Finest cultivation facility and exit of the California market. The change resulted in the identification of two (2) new operating segments consolidated wholesale and consolidated retail with the Chief Executive Officer as the sole Chief Operating Decision Maker (“CODM”). As such, the segment information for prior periods has been recast to conform to current period presentation.
The Company operates in the cultivation, manufacturing, distribution, and sale of cannabis. For evaluating financial performance and allocating resources, the CODM review certain financial information presented on a consolidated basis accompanied by information disaggregated by wholesale and retail customers.

Cresco Labs Inc. Notes to the Unaudited Condensed Interim Consolidated Financial Statements For the Three and Nine Months Ended September 30, 2026 and 2025

The following table reflects revenues net of discounts, significant expenses, and gross profit by segment for the three and nine months ended September 30, 2026 and 2025:

	Three Months Ended September 30,		Nine Months Ended September 30,
($ in thousands)	2026	2025	2026	2025
Wholesale	$99,657	$99,957	$280,995	$294,088
Retail	120,910	105,808	344,569	327,221
Intersegment eliminations	(47,785)	(40,852)	(128,116)	(127,015)
Revenues, net	$172,782	$164,913	$497,448	$494,294

Wholesale	$61,599	$57,204	$161,068	$163,534
Retail	79,482	69,201	222,614	216,528
Intersegment eliminations	(47,785)	(40,852)	(128,116)	(127,015)
Total Cost of Goods Sold	$93,296	$85,553	$255,566	$253,047

Wholesale	$38,058	$42,753	$119,927	$130,554
Retail	41,428	36,607	121,955	110,693
Intersegment eliminations	—	—	—	—
Total Gross Profit	$79,486	$79,360	$241,882	$241,247
The Company’s assets are aggregated into two reporting units wholesale and retail which aligns with its operating segments. All revenues are generated from customers in the U.S. and all assets are located in the U.S.

NOTE 16. INTEREST EXPENSE, NET
Interest expense, net consisted of the following for the three and nine months ended September 30, 2026 and 2025:

	Three Months Ended September 30,		Nine Months Ended September 30,
($ in thousands)	2026	2025	2026	2025
Interest expense – notes and loans payable[1]	$(11,795)	$(10,354)	$(34,334)	$(30,288)
Interest expense – financing activities[1]	(2,717)	(2,809)	(8,224)	(8,478)
Accretion of debt discount and amortization of deferred financing fees[1]	(881)	(943)	(2,214)	(3,413)
Interest expense – leases	(659)	(731)	(2,015)	(2,215)
Interest income	388	699	1,202	2,385
Other interest expense	(2)	(2)	(113)	(6)
Interest expense, net	$(15,666)	$(14,140)	$(45,698)	$(42,015)
1See Note 9 “Long-term Notes and Loans Payable, Net” for additional information on Interest expense – notes and loans payable, Interest expense – financing activities, and Accretion of debt discount and amortization of deferred financing fees.

NOTE 17. PROVISION FOR INCOME TAXES AND DEFERRED INCOME TAXES
The U.S. federal government treats cannabis as subject to the limits of Internal Revenue Code (“IRC”) Section 280E for U.S. federal income tax purposes, which also applies to certain states. Under IRC Section 280E, the Company is only allowed to deduct expenses directly related to cost of goods sold (“COGS”) for operations relating to adult-use cannabis. Effective April 22, 2026, selling, general, and administrative and COGS expenses are deductible for operations relating to medical cannabis. This results in permanent differences between ordinary and necessary

Cresco Labs Inc. Notes to the Unaudited Condensed Interim Consolidated Financial Statements For the Three and Nine Months Ended September 30, 2026 and 2025

business expenses deemed non-allowable under IRC Section 280E. However, certain states including Arizona, California, Illinois, Massachusetts, Michigan, New York, and Pennsylvania do not conform to IRC Section 280E and, accordingly, the Company generally deducts all operating expenses on its income tax returns in these states.
On April 23, 2026, the U.S. Department of Justice issued an order placing FDA-approved cannabis products and cannabis products subject to qualifying state medical cannabis licenses, into Schedule III under the Controlled Substances Act. In addition, the Drug Enforcement Administration (“DEA”) announced new hearings which began on June 29, 2026. As of September 30, 2026, further guidance resulting from these hearings is still pending. As a result of these changes, only adult-use cannabis remains subject to IRC Section 280E effective April 22, 2026.
The Company continues to assess the impact of the order to its medical use cannabis business, including its federal and state tax positions and compliance obligations. The Company continues to evaluate, based on current guidance for qualifying state medical cannabis licenses, the impact on our financial statements related to its IRC Section 280E position for state-licensed medical cannabis operations, including the allocation of revenues, costs of goods sold, and operating expenses between medical and non-medical cannabis activities. As a result of the change to qualifying state licensed medical cannabis, the Company has recorded a net tax benefit of $26.7 million during the three months ended June 30, 2026. The benefit includes a $22.1 million benefit related to remeasurement of the deferred tax assets related to the tax receivable agreement, and a $4.6 million benefit from the remeasurement of other deferred tax assets and liabilities.
The Company also maintains uncertain tax positions that certain operations are not subject to IRC Section 280E and therefore intends to deduct such expenses with a related uncertain tax liability offsetting such deductions. During the three months ended September 30, 2026 and 2025, the Company recorded $8.1 million and $14.6 million, respectively, in Uncertain tax position liability on the Unaudited Condensed Interim Consolidated Balance Sheets.
The Company is treated as a United States corporation for U.S. federal income tax purposes under IRC Section 7874 and is subject to U.S. federal income tax on its worldwide income. However, for Canadian tax purposes the Company, regardless of any application of IRC Section 7874, is treated as a Canadian resident company, as defined in the Income Tax Act (Canada), for Canadian income tax purposes. As a result, the Company is subject to taxation both in Canada and the United States.
Provision for income taxes consists of the following for the three and nine months ended September 30, 2026 and 2025:

	Three Months Ended September 30,		Nine Months Ended September 30,
($ in thousands)	2026	2025	2026	2025
Loss before income taxes	$(4,823)	$(10,101)	$(11,214)	$(8,275)
Income tax expense	9,710	11,867	4,964	42,820
Effective tax rate	(201.3)%	(117.5)%	(44.3)%	(517.5)%

NOTE 18. SUBSEQUENT EVENTS
The Company has evaluated subsequent events through November 6, 2026, which is the date on which these financial statements were issued.
On October 30, 2026, the Company’s shareholders approved, and the Board of Directors authorized, the creation of a new parent company (“TopCo”), which would become the new publicly listed entity, a proposed redomicile of TopCo from British Columbia to Delaware, and an amendment to extend the sunset date of the Company’s multiple voting shares from the first to the third anniversary of a U.S. listing. The proposed transactions are intended to simplify the Company’s capital structure in advance of accessing U.S. capital markets and remain subject to the satisfaction of applicable legal and regulatory requirements, the completion of applicable corporate procedures, and the filing of the requisite governing documents.